FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of   March, 2003

Commission File Number 333-7182-01

                                   CEZ, a. s.

      ---------------------------------------------------------------------
                 (Translation of registrant's name into English)

                               c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

      ---------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X           Form 40-F
                               ------                 -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No X
                                   -----     ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech with the Prague Stock Exchange, as required by its rules and regulations:


 CEZ has received an affirmative opinion from the Office for the Protection of
     Economic Competition with respect to the concentration of CEZ and the distribution companies

                The period of uncertainty has ended, the largest
             transaction in the Czech Republic can now be completed

Today the energy company CEZ received an affirmative opinion from the Office for the Protection of Economic Competition ("UOHS") with respect to the concentration (linkup) of CEZ and the distribution companies, which was approved by the government of the Czech Republic. The affirmative opinion is conditional. It is surprising that the decision was made as early as Tuesday, March 18 but CEZ and the other entities did not receive notification of it until today.

"It is a very positive development for CEZ's shareholders and the future clients of CEZ," stated Jaroslav Mil, Chairman of the Board and CEO of CEZ.

The decision of UOHS has virtually confirmed the first-level decision issued by this authority on December 10, 2002. UOHS did not accommodate all of the objections raised by CEZ. It did, however, reassess the time periods stipulated for the subsequent transfer of shares as well as some of the original restrictions. (Detailed information has already been made public by UOHS). We do not intend to release the dates for all of the transactions at this time, since UOHS has identified them as sensitive business information.

Nevertheless, some disillusionment still remains due to the fact that the decision of the chairman of UOHS amends the decision of the Czech government, and ultimately reduces the positive impact of the transaction on the Czech economy and Czech suppliers, with an impact on employment. In the case of the Czech gas sector, UOHS issued a significantly different decision and in the justification provided for the different assessment of the two sectors the European context is being disregarded.

The company's Board of Directors will discuss the further steps of CEZ in this matter next Monday. It will also provide more specific information at a press conference at the end of next week.

Consequently the Czech electric energy sector will only be partly harmonized with the way Western European energy companies are organized: the above-described step would result in the optimization of the power generation process, a decrease in the costs of electric power supply to end customers and consequently an increase in CEZ's competitiveness. The new market position that CEZ would achieve in the sale and distribution of electricity as a result of the transaction is in compliance with the principles of the liberalization of the electricity market within the European Union; the principles of competition are already provided for by a number of legislative rules in the Czech Republic and the gradual opening of the electricity market is another factor that will guarantee the existence of a competitive environment.

"The new structure of the electric power market corresponds to the applicable
EU standards and to the way progressive energy companies are structured, or consolidated: such companies cover the entire production chain starting from raw materials extraction, electric power generation, and ending with the sale of electric power. All major Western European energy companies, such as the German firms E.ON and RWE, French firm EdF,

Italian firm ENEL, Swedish firm Vatenfall, Belgian firm Electrabel, British firm Shell, etc., are interconnected in this way," stated in connection with this issue Jaroslav Mil, Chairman of the Board of Directors and CEO.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                         CEZ, a. s.

                                               ---------------------------------
                                                         (Registrant)

Date: March 20, 2003

                                              By:
                                                 -------------------------------

                                                         Libuse Latalova
                                                 Head of Finance Administration